EXHIBIT 99.5

NOTICE TO NON-ELIGIBLE POLICYHOLDERS

Dear Policyholder:

We are pleased to announce that on August 25, 2003 the board of directors of the Fremont Mutual Insurance Company (“Fremont Mutual”), unanimously adopted a plan of conversion and filed the plan of conversion with the Michigan Office of Financial and Insurance Services to convert from a mutual insurance company (an insurance company owned by the policyholders) to a stock insurance company (an insurance company owned by its shareholders). The plan of conversion must be voted on and adopted by an affirmative vote of at least two-thirds of the votes cast by eligible members at a special meeting.

As part of the conversion process, a new company, Fremont Michigan InsuraCorp, Inc., has been formed which will become the holding company of Fremont Insurance Company. The enclosed materials provide more information about the conversion. Please note that the conversion will not change the status of your existing insurance policy or policies with us.

We believe that the conversion will benefit all policyholders. It will raise needed capital, allowing us to:

•	continue providing you with competitive rates;

•	improve our capital position and reduce our interest expense;

•	provide for growth and expansion of the product lines we offer you;

•	increase our financial strength to support current and future premium and provide additional security to you; and

•	provide an opportunity for policyholders to participate in the success of Fremont.

In order to vote on the plan, a Fremont Mutual policyholder must have a policy in force on August 25, 2003. If your policy is effective August 26, 2003, or later, you are a non-eligible policyholder and do not have the right to vote on the conversion plan.

Michigan Law requires us to inform you that as a non-eligible policyholder, you have the right to cancel your policy with Fremont and receive a pro rata refund of any unearned premiums on your policy. The conversion to a stock insurance company will not cause you to lose coverage or affect your rights under your contract of insurance. You are not required or encouraged to cancel your policy. The conversion will only affect your rights as a mutual policyholder to vote on company issues and, in the unlikely event of our dissolution, the right to receive a pro rata share of any surplus after payment of creditors.

As a non-eligible policyholder you will not be given subscription rights in purchasing stock of the new company, however, you may subscribe to purchase stock through the community offering of the stock. To obtain a copy of the prospectus, please complete and return the enclosed prospectus request card in the business reply envelope. A description of the plan of conversion and its effects on policyholders is attached. If you have any question regarding your policy or the conversion, please call and ask to speak with one of our customer service representatives at (231) 924-0300 or toll-free (888) 968-3664.

Sincerely,

Richard E. Dunning
President

SUMMARY OF

THE PLAN OF CONVERSION

General

We are proposing to convert Fremont Mutual Insurance Company (“Fremont”) into a company that is owned by shareholders, pursuant to Chapter 59 of the Michigan Insurance Code, MCL 500.5901, et seq., and our plan of conversion. Through the plan of conversion, Fremont will convert from a Michigan domiciled mutual insurance company into a Michigan domiciled stock company and become a wholly-owned subsidiary of Fremont Michigan InsuraCorp, Inc. (“FMIC”). FMIC is a new Michigan business corporation formed for the purpose of becoming the parent company of Fremont. Before this summary was mailed, the plan of conversion was approved:

(a) by the unanimous vote of our board of directors;

(b) in writing by the Michigan Office of Financial and Insurance Services (“OFIS”); and

(c) by a vote of at least two-thirds of the votes cast by eligible policyholders at the special policyholder meeting.

Reasons for the Conversion

As a mutual company, Fremont has no authority to issue stock and consequently has virtually no access to market sources for equity capital. Only by generating and retaining earnings from year to year would we be able to increase our surplus.

Our strategic plan seeks to reduce our overall risk by continuing to balance our lines of business, improving profitability and improving capital strength. The ability to issue stock and the additional capital from the stock offering would immediately allow us to further our strategic plan and help us toward our goal of becoming the company of choice for insurance services through convenience, unparalleled service and value. Specifically, the conversion is intended to:

•	improve Fremont’s capital position and reduce interest expense through the exchange of surplus notes,

•	support our current and future product line expansions and growth,

•	provide policyholders an opportunity to participate in our success,

•	create incentives to officers, directors and employees to maximize our performance, and

•	provide a means for diversifying our business opportunities and improving our ability to raise capital in the future.

Interpretation and Amendment of the Plan of Conversion

The board of directors of Fremont has the exclusive authority to interpret and apply the provisions of the plan of conversion to particular facts and circumstances and to make all determinations necessary or desirable to implement the plan of conversion. The plan of conversion states that any interpretation or determination made by the board in good faith and based on the information and assistance which were then reasonably available will be final, conclusive and binding. The plan of conversion also states that neither Fremont nor its directors, officers, employees or agents will be liable to any person in connection with any such interpretation or determination. The plan of conversion may only be amended, withdrawn or terminated by the affirmative vote of not less than two-thirds (2/3) of the directors of Fremont then in office and by approval of OFIS.

Subscription Rights

As part of the proposed conversion, FMIC is offering 920,000 shares of its common stock for sale at $10 per share. Holders of Fremont surplus notes will first be allowed an opportunity to exchange their notes to shares. Shares will then be offered to eligible policyholders who are residents of Michigan and officers and directors of Fremont through nontransferable subscription rights. Eligible policyholders that are not Michigan residents will not receive subscription rights. Michigan policyholders who owned more than one policy on that date are only receiving one subscription right.

A subscription right is a nontransferable right to purchase FMIC common stock in the offering.

Stock Price and Number of Shares to be Issued

The Estimated Valuation Range. The Insurance Code requires that the subscription offering range be consistent with an independent appraisal of the estimated market value of FMIC following the conversion of Fremont. Under the Insurance Code, this amount may be discounted by an amount that the appraiser deems necessary to attract full subscription for the shares. Fremont obtained an appraisal meeting these requirements from R.P. Financial, LC. The valuation analysis estimated the market value of FMIC following the conversion to be $8,000,000, assuming completion of the transactions contemplated by the plan of conversion. The valuation analysis included a discount, as permitted by the Insurance Code, in an amount R.P. Financial, LC deemed necessary to attract purchasers for all of the shares offered in the proposed offering. The valuation analysis was based upon a combination of valuation methods including discounted cash flow analysis, an analysis of comparable publicly traded companies and an analysis of comparable conversion transactions. The valuation analysis is intended to be an estimate of the pro forma market value of FMIC and is not a recommendation as to the advisability of purchasing the common stock.

Fremont, after consultation with R.P. Financial, LC established a valuation range at $6,800,000 to $9,200,000. This estimated valuation range extends 15% below and 15% above the estimated pro forma market value of FMIC. The estimated valuation range is intended to establish a range within which the conversion will be completed, as long as FMIC raises capital equal to the minimum amount.

The Offering Range. The estimated valuation range is from $6,800,000 to $9,200,000. Under the plan of conversion, the minimum and maximum number of shares being offered was determined based on the minimum and maximum estimated valuation range minus the conversion of any surplus notes divided by the share price.

Exchange of the Surplus Notes

The plan of conversion provides that, surplus note holders can receive shares of common stock in exchange for their surplus notes and interest accrued through the effective date of the conversion. The number of shares issued in exchange for surplus notes will be determined by dividing the outstanding balance due on a note including accrued interest by the $10 per share offering price. The aggregate principal value of the surplus notes currently outstanding is $5.2 million. No investor may acquire more than 5% of the shares of FMIC, therefore, not all holders of surplus notes will be able to convert all of their notes for shares. If all surplus note holders exchange the maximum amount of their notes allowed, FMIC will issue approximately 363,000 shares to them out of the maximum offering of 920,000.

Community Offering

Shares will be offered to the general public concurrently with the subscription offering. If all of the shares offered have not been exchanged for surplus notes or purchased by subscription rights holders, the remaining shares may be purchased by the general public with preference given to policyholders of Fremont whose policies were issued after August 25, 2003.

CONSEQUENCES OF THE CONVERSION

Corporate Structure

After the conversion, Fremont will be a wholly-owned subsidiary of FMIC. FMIC will be owned by those who purchase shares in the offering and by surplus note holders who exchanged their notes for stock.

Continuity of Insurance Coverage and Business Operations

The conversion will not affect your contractual rights to insurance protection under your individual insurance policies with us. During and after the conversion, our normal business of issuing insurance policies in exchange for premium payments and processing and paying claims will continue without change or interruption. After the conversion, we will continue to provide services for policyholders under current policies and by our present management and staff. All of the current directors and officers of Fremont will retain their positions after the conversion, subject to our bylaws and company policies and procedures.

Voting Rights

Following the conversion, your voting rights as an eligible policyholder of Fremont will terminate and policyholders will no longer have the right to elect Fremont’s directors. Instead, voting rights with regard to Fremont will be vested exclusively in FMIC, which will own all the capital stock of Fremont. Voting rights in FMIC will be vested exclusively in the shareholders of FMIC. Each holder of common stock will be entitled to vote on all shareholder matters of FMIC, subject to the terms of FMIC’s articles of incorporation, bylaws and applicable law.

No Cash or Stock Distributed to Policyholders in the Conversion

No cash or stock will be distributed to eligible policyholders under the plan of conversion. Rather, eligible policyholders who are Michigan residents will receive nontransferable subscription rights to purchase stock in FMIC. The membership interests of policyholders in the mutual insurance company will be extinguished following the conversion.

Dividends

FMIC does not intend to pay dividends to its shareholders in the foreseeable future and cannot assure its shareholders that dividends will be paid in the future. The primary source of funds for payment of dividends will be dividends from FMIC’s subsidiary, Fremont. Moreover, the payment of any dividends from Fremont to FMIC is subject to the insurance laws and regulations intended to protect policyholders.

Rights Upon Dissolution

After the conversion, policyholders will no longer have the right to a pro rata distribution of any remaining surplus in the unlikely occurrence of our dissolution. Instead, this right will vest in FMIC as the sole shareholder of Fremont.

Rating Agency Considerations

Capital raised through the conversion, as well as access to additional capital following the conversion, would generally be viewed positively by rating agencies when evaluating an insurer’s financial strength and claims-paying ability. A higher rating would improve Fremont’s competitive position.

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